PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

18,978,074 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

RECEIVED
2008 JUL 29 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 21, 2009

SUPPL

09046657

GLOBEX: DELORO PROGRESS REPORT

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to provide shareholders with additional information regarding progress on our Deloro Township, Ontario magnesite-talc project.

To date, Globex has spent over $1 million on metallurgical test work and drilling under a joint venture with the hydrometallurgical consulting firm Drinkard Metalox Inc. ("DMI"). We have teamed up in order to implement DMI's proprietary processing technology on our Deloro magnesite-talc property near Timmins, Ontario.

Metallurgical test work has provided positive results indicating that at the laboratory and bench scale, we can produce magnesium oxide with a purity of greater than 99%. This is a significant purity when compared to other producers using more conventional methods. Furthermore, testing indicates that various magnesium compounds can also be produced, suitable for the higher end speciality compounds market.

As regards the talc co-product, test work indicates that the Deloro talc is well suited for the plastic filler industry, overall the second largest talc market in dollar value. Recent test work by Bodycote Testing Group (EXOVA) has certified that samples of crushed rock and talc concentrate submitted for mineralogical characterisation and confirmation by Transmission Electron Microscopy detected no asbestos fibres. This means the talc, in addition to being suitable for the plastics industry, most likely will meet the specification of the cosmetics industry.

We are presently completing initial studies using the METSIM system, a process simulation system, plus an internally generated flow sheet to flag any potential fatal flaws in the process and provide us with a first approximation of potential project capital costs and EBITDA. No fatal flaws have been found to date. Capital costs and EBITDA calculations continue to be refined and we are very encouraged with initial results.

A diamond drill program of 17 holes was completed for a total of 2,126 meters. The core was logged and a visual characterisation of each geological unit recorded. A total of 577 core samples, representing continuous intersections, were geochemically analysed and sent to the Advanced Mineralogical Facility at SGS Lakefield Research Limited ("SGS") in Lakefield, Ontario in order to: 1) mineralogically characterize the 577 samples by QEMSCAN, 2) determine magnesite and talc contents of each sample, 3) determine the minerals that contribute certain potentially recoverable trace elements, 4) look at selected samples petrographically (21 samples) to aid with a petrogenetic model and 5) determine the "natural variability" of a "standard sample". SGS's final report dated June 26, 2009 is being incorporated into our updated plans.

SGS has also been engaged to perform certain flotation tests upon the composite drill core sample in order to produce a talc concentrate and a magnesite concentrate for further test work. A portion of this drill core composite has been forwarded to Drinkard Metalox for additional metallurgical testing. Results are pending.

dlw 7/30

Now that the mineralogical and chemical analysis have been completed, Micon International Limited has been contracted to prepare an initial resource calculation covering the area that was subjected to the recent diamond drill campaign. The purpose of the study will be to confirm a 20 year supply of mill feed, the basis of an economic evaluation of the project. The report is expected by the fall.

Of the 17 drill holes completed in the latest drill program, 10 holes formed two continuous cross sections of a target horizon, "Zone A". The table below provides the lengths and widths of the individual drill holes as well as the composition in percent for magnesite and talc of each hole as determined by QEMSCAN analysis performed by SGS Lakefield Research Limited.

Hole Number	TM05	TM06	TM07	TM08	TM09	TM10	TM14	TM15	TM16	TM18
From (m)	2.94	0.94	0.20	5.62	5.00	83.00	76.00	7.00	1.40	63.50
To (m)	9.66	70.00	120.98	122.00	121.94	121.94	121.54	122.04	77.00	152.00
Core Length (m)	6.72	69.06	120.78	116.38	116.94	38.94	45.54	115.04	75.60	88.50
Horizontal Width (m)	3.82	39.94	34.34	67.35	65.70	22.25	25.94	67.67	41.15	11.04
Magnesite %	45.2	47.2	57.4	51.5	49.8	49.7	55.9	55.4	54.2	55.9
Talc %	42.4	37.9	24.0	33.8	40.8	43.0	33.3	29.2	34.8	31.4

(Note: m equals meters)

The average weighted grade in percent (%) of magnesite, talc and magnesium oxide of each cross section are the following:

Cross Section	Magnesite %	Talc %	MgO%	Horizontal Width (m)
Section 8 + 50 East	50.0	38.2	35.8	212
Section 9 + 50 East	55.1	31.8	36.1	154

(Note: 1% equals 20 lbs/ton)

On the financial front, KPMG Corporate Finance LLC has been working with us to secure long term funding for the project and has recently completed the Preliminary Information Memorandum for distribution to prospective partners. There already have been a number of preliminary expressions of interest from end users and others.

The aim of the ongoing metallurgical test work is to allow the joint venture (75% Globex, 25% DMI) to produce a wide variety of high purity magnesium based compounds and talc in a plant with low capital and operating costs. We also aim to become the preeminent producer of these products in North America, providing end users with a North American based, environmentally sound and highly competitive source for these materials.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com